Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

02034692

SUPPL

RECD S.E.C.
JUN - 7 2002
1086

Roche to increase tender offer price for Chugai shareholders

Roche announced today that it has increased the price at which it will make a tender offer for approximately 10% (or 30 mio shares) of the outstanding Chugai shares. The new price to Chugai's shareholders has been fixed at 2800 Yen per share. All other elements of the transaction remain unchanged. The transaction now has the full support of Chugai's major shareholders.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

On December 10, 2001, Roche and Chugai announced that they will enter into an alliance by merging Nippon Roche and Chugai, thereby creating the fourth largest pharmaceutical company in Japan, the world's second largest pharmaceutical market. The Roche Group will become majority shareholder with a 50.1% interest in the new enterprise to be known as "Chugai, a member of the Roche Group".

Since the announcement of the transaction Roche and Chugai have developed a detailed business plan for the combined business in Japan, based on which substantial synergies, additional to those anticipated at the end of last year, have been identified. In light of the greater revenue and cost synergies Roche is prepared to increase the price of its tender offer for approximately 10% (or 30 mio shares[1]) of the outstanding shares of Chugai from 2136 Yen to 2800 Yen per share. All other elements of the transaction remain as announced on December 10, 2001. Chugai's major shareholders have confirmed their full support for the transaction on the revised terms.

As announced on December 10, 2001, immediately prior to implementing the alliance, Chugai will spin-off its 100% shareholding in Gen-Probe, its California based diagnostics subsidiary which competes with Roche Diagnostics. As a result Chugai shareholders, as of July 31 2002, the standard date for the spin-off, will directly own shares in Gen-Probe. After the spin-off, Roche will acquire

[1] In a certain case if 30 mio shares are greater than 10%.

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. +41-61-688 88 88
Fax +41-61-688 27 75
http://www.roche.com

approximately 10% of Chugai's outstanding shares via tender offer as described above. This purchase will be followed by the merger of Chugai and Nippon Roche, which together with an additional subscription by Roche of Chugai shares at an issue price of 1780 Yen per share, will result in Roche owning 50.1% of Chugai's issued share capital.

The transaction is subject to the approval of special resolutions by Chugai shareholders at the Annual General Meeting scheduled for June 27, 2002. Closing is expected during the fourth quarter of 2002.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's well being and quality of life.

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

Basel, 6 June 2002

Roche Diagnostics acquires broad Human Papillomavirus (HPV) patent portfolio from the Institut Pasteur

Roche Diagnostics and the Institut Pasteur (Pasteur) today announced that Pasteur has assigned a broad portfolio of patents pertaining to the Human Papillomavirus (HPV) to Roche for an undisclosed sum. As part of the transaction, Institut Pasteur has assigned to Roche its rights to all cross license agreements concerning other HPV patents owned by others. With these assignments, Roche now has access to one of the most extensive range of HPV subtypes in the diagnostic industry. This provides Roche with a strong basis to develop and commercialize molecular diagnostic products for the early detection of HPV, the leading cause of cervical cancer that affects more than 500,000 women worldwide every year.[1]

Scientists have identified more than 100 subtypes of HPV. Approximately one-third of HPV subtypes are spread through sexual contact, making it one of the most common sexually transmitted infections (STDs). There is the potential for HPV molecular tests to be used as the primary screen for cervical cancer detection, replacing traditional Pap smear testing. In 2001, worldwide HPV molecular diagnostic sales were approximately US $21 million. The total market potential for HPV molecular tests, if adopted as a primary screening test, is estimated to exceed US $600 million annually by year 2010.

"This agreement will truly strengthen our position as the global leader in molecular diagnostics and further our efforts to provide an integrated approach to both the manufacture and distribution of tests which are critical to women's healthcare," said Heino von Prondzynski, Member of the Executive Committee of Roche and Head of the Roche Diagnostics Division. "HPV represents the next significant molecular target for us after our involvement in the blood screening market. The

[1] Soler ME, Blumenthal PD. *Curr Opin Oncol* 2000, 12(5): 460-465.

unique association of HPV with cervical cancer, combined with the benefits of screening, early intervention and available treatments, make this an ideal product for the diagnostics market."

"We are delighted to be entering into this arrangement with Roche," commented Philippe Kourilsky, Executive President, Institut Pasteur. "It is clear to us that Roche has made a long-term commitment to advancing the state of testing not only for this highly prevalent sexually transmitted disease, but overall in the field of molecular infectious disease diagnostics. This is of great importance for Institut Pasteur since we are committed to contributing to the improvement of public health worldwide."

Since the correlation between cervical cancer and HPV has been validated in key studies, many clinicians and government authorities are now recognizing the utility of HPV DNA testing in the early detection of cervical cancer[2]. The new standard of care, now stated in both the 2001 Consensus Guidelines recently published in JAMA (April 24, 2002) and the ESIDOG guidelines (European Society for Infectious Diseases in Obstetrics and Gynaecology), is to test borderline or equivocal Pap smears with an HPV DNA test (triage) to rule out approximately 50 percent of tests that are negative. The remaining 50 percent that are positive progress to more invasive and expensive diagnostic procedures, including colposcopy and biopsy. This new algorithm of care significantly improves the cost effectiveness of care and appeals to all target audiences – payers, clinicians, labs and patients.

Roche, headquartered in Basel, Switzerland, is one of the world's leading research- oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's products and services address prevention, diagnosis and treatment of diseases, thus enhancing well-being and quality of life. Roche's Diagnostics Division, the world leader in in-vitro diagnostics with a uniquely broad product portfolio, supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories worldwide. Roche Molecular Diagnostics, a business area of Roche Diagnostics, has made the polymerase chain reaction (PCR) the leading nucleic acid amplification technology (NAT) in the world. PCR technology allows minute amounts of genetic material to be amplified into billions of copies in just a few hours, thereby facilitating detection of the DNA or RNA of pathogenic organisms even before antibodies to these organisms are formed.

The Institut Pasteur is a private foundation in the service of public health. It aims to contribute to preventing and combating disease in France and abroad through scientific and medical research,

[2] Walboomers JMM, et al. *J Pathol* 1999 Sep; 189(1): 12-19.

teaching and public health services. Twelve scientific departments bring together 130 research teams totaling 2500 people. Research on infectious diseases represents about half of the scientific work carried out at the Institut Pasteur. Biomedical research is also focused on non-infectious diseases: allergies, genetic diseases, brain disorders and some cancers. The international network of the Institut Pasteur and associated institutes has 21 members spread over the five continents.

Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, 6 June 2002

Roche and Genmab announce major expansion of antibody collaboration

Roche to invest $20 million in Genmab

Roche and Genmab A/S (CSE: GEN and Neuer Markt: GE9D) announced today a broad expansion of their current collaboration for the creation and development of human antibody therapeutic products for life-threatening and debilitating diseases. Roche is also making an equity investment totalling $20 million at a price of DKK 180 per share.

This expanded programme involves a number of new disease targets from Roche; Genmab expects to initiate approximately fifteen new projects in the coming year across a number of therapeutic areas. The programme is coordinated by Roche's Pharmaceutical Research and will expand the company's significant commitment to the development of biologicals as innovative new medicines.

Under the current agreement Roche has access to Genmab's antibody development capabilities as well as its pre-clinical and clinical development capabilities and Genmab will receive milestones as well as royalty payments on successful products. In certain circumstances Genmab could obtain rights to develop products based on disease targets identified by Roche. If all goals are reached, the value of the collaboration could be as high as $100 million.

"Our alliance with Genmab has the potential to significantly strengthen our position in this important field. We are pleased to further expand our global programmes to create and develop important new antibody medicines with Genmab as an important partner", said Jonathan Knowles, Head of Global Pharmaceutical Research at Roche.

"The expansion of our existing programme underlines the strength of our organization and expertise we can provide for such a valuable partner as Roche", said Lisa N. Drakeman, Ph.D. Chief Executive Officer of Genmab. "We look forward to continuing to work together with Roche in order to strengthen Genmab's broad portfolio of products in development."

F. Hoffmann-La Roche Ltd   CH-4070 Basel   Corporate Communications   Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

About Genmab A/S

Genmab A/S is a biotechnology company that creates and develops fully human antibodies for the treatment of life-threatening and debilitating diseases. Genmab has numerous products in development to treat cancer, rheumatoid arthritis and other inflammatory conditions, and intends to assemble a broad portfolio of new therapeutic products arising from research into the human genome. At present, Genmab's commercial opportunities are based upon research conducted at leading international companies, including Roche, Immunex Corporation, Oxford GlycoSciences Ltd., Medarex, Inc., deCODE Genetics, Scancell, Ltd., Sequenom, Inc., Eos Biotechnology Inc., Glaucus Proteomics B.V., Bionomics, Paradigm Therapeutics and ACE BioSciences, as well as in its own laboratories. A broad alliance provides Genmab with access to Medarex Inc.'s array of proprietary technologies, including the UltiMAb™ platform for the rapid creation and development of fully human antibodies to virtually any disease target. Genmab is headquartered in Denmark and has operations in Utrecht, The Netherlands and Princeton, New Jersey in the US. For more information about Genmab, visit www.genmab.com.

About Roche

Headquartered in Basel, Switzerland, Roche (www.roche.com) is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's products and services address prevention, diagnosis and treatment of diseases, thus enhancing well-being and quality of life. Roche has approximately 64,000 employees and sells its products in over 170 countries. Research at Roche focuses on significant unmet medical needs in the management of diseases of the central nervous system and genitourinary tract, metabolic disorders, inflammation, bone diseases, cancer, vascular diseases and virology.